Exhibit 8.1

		PERCENTAGE
	COUNTRY OF	OWNERSHIP
NAME	INCORPORATION	INTEREST
Fortune Software (Beijing) Co., Ltd	China	100
China Finance Online (Beijing) Co., Ltd.	China	100
Beijing Fuhua Innovation Technology Development Co., Ltd.*	China	100
Stockstar Information Technology (Shanghai) Co., Ltd	China	100
Shanghai Meining Computer Software Co., Ltd.	China	100
Zhengning Information & Technology (Shanghai) Co., Ltd.	China	100
Zhengtong Information Technology (Shanghai) Co., Ltd	China	100
Zhengyong Information Technology (Shanghai) Co., Ltd	China	100
Shenzhen Genius Information Technology Co., Ltd.	China	100
Jujin Software (Shenzhen) Co., Ltd.	China	100
Juda Software (Shenzhen) Co., Ltd.	China	100

*	Denotes variable interest entity